Shareholder meeting

On March 18, 2004, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 14,044,515 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:

                                               WITHHELD
                          FOR                  AUTHORITY
Patti McGill Peterson     13,833,353           210,665
Steven Pruchansky         13,885,053           158,965
Norman H. Smith           13,856,705           187,313

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending September 30, 2004, with the votes tabulated as follows: 13,842,853 FOR, 64,146 AGAINST and 137,516 ABSTAINING.